EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
TOYOTA MOTOR CREDIT CORPORATION

I, Wei Shi, certify that:

(a) A review of Toyota Motor Credit Corporation’s activities and of its performance under the Sale and Servicing Agreement, dated as of April 17, 2013 (the “Sale and Servicing Agreement”), among Toyota Auto Finance Receivables LLC, as seller, Toyota Motor Credit Corporation, as servicer (in such capacity, the “Servicer”) and sponsor, and Toyota Auto Receivables 2013-A Owner Trust, as issuer, during the year ended December 31, 2015 has been made under my supervision.

(b) To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Sale and Servicing Agreement in all material respects throughout the aforementioned period.

March 25, 2016

By: /s/ Wei Shi

Wei Shi
Group Vice President - Treasury, Business Intelligence, Analytics and Finance
Toyota Motor Credit Corporation, as Servicer of Toyota Auto Receivables 2013-A Owner Trust